ECO ENERGY TECH ASIA, INC.
Unit 503, 5/F, Silvercord Tower 2,
30 Canton Road, TST,
Kowloon, Hong Kong

Via Edgar

August 10, 2018
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: ECO ENERGY TECH ASIA, INC.

Request to  Withdraw Definitive Schedule 14C (RW)
SEC File Number 001-37630
Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Eco Energy Tech Asia, Inc. (the " Registrant") hereby requests immediate withdrawal of its  Definitive Schedule 14C (File No.001-37630), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 23, 2018 (the "Schedule 14C").

On August 9, 2018, a majority of the shareholders entitled to vote elected by written consent to rescind the Action reported in the Definitive Schedule 14C. The Registrant therefore believes that withdrawal of the Definitive Schedule 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Registrant requests, in accordance with Rule 457(p) under the Securities Act that any fees paid to the Commission in connection with the filing of the Definitive Schedule 14C be credited to the Registrants’ account to be offset against the filing fees for any future filings that require filing fees.

It is our understanding that this application for withdrawal of the Definitive Schedule 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Definitive Schedule 14C.  Please provide a copy of the order to the Registrants’ counsel, William O’Neal via email at bdoneal59@gmail.com

If you have any questions regarding this application for withdrawal, please contact the undersigned at (852) 91235575 (Hong Kong), or the Company's counsel, William O’Neal at (480) 510-4253.

Very truly yours,

 /s/ Yuen May Cheung
      Chief Executive Officer